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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                                NetVantage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64120U10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Stephen R. Rizzone
                      201 Continental Boulevard, Suite 201
                          El Segundo, California 90245
                          Telephone No. (310) 726-4130
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 29, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 6 Pages)

__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 64120U10             SCHEDULE 13D               PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen R. Rizzone

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            See Item 5 below.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See Item 5 below.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             See Item 5 below.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          See Item 5 below.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5 below.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                          [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
------    -------------------

          The class of equity securities to which this statement relates is the Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of NetVantage, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 201 Continental Boulevard, Suite 201, El Segundo, California 90245.

          The Issuer also has outstanding shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), and Class E Common Stock, par value $.001 per share (the "Class E Common Stock"), neither of which are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of voting, however, the Class A, Class B and Class E Common Stock vote together as a single class, with the Class A Common Stock having one vote per share, the Class B Common Stock having five votes per share and the Class E Common Stock having five votes per share.

Item 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Stephen R. Rizzone, a United States citizen, whose business address is 201 Continental Boulevard, Suite 201, El Segundo, California 90245. Mr. Rizzone is the Chairman of the Board, Chief Executive Officer and President of the Issuer.

          Mr. Rizzone has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Mr. Rizzone directly holds 1,300 shares of Class A Common Stock, which he purchased prior to joining the Issuer with his personal funds. Mr. Rizzone and his spouse (who is also an employee of the Issuer) hold options and warrants to purchase Class A, Class B and Class E Common Stock, as described in Item 5(a) below. All of the options were issued to Mr. Rizzone and his spouse without consideration under the Issuer's various stock option plans. Two warrants, each to purchase 15,000 shares of Class A Common Stock, were issued to Mr. Rizzone in exchange the payment of a total of $300. Other warrants, to purchase an aggregate of 22,875 shares of Class A Common Stock, were issued to Mr. Rizzone in lieu of interest owed on certain short-term loans Mr. Rizzone made to the Issuer.

Item 4.   Purpose of Transaction.
------    ----------------------

          All of the shares of Class A Common Stock directly owned by Mr. Rizzone, and the options and warrants to purchase Class A, Class B and Class E Common Stock directly and beneficially owned by Mr. Rizzone, were acquired for purposes of investment and, in the case of the options and warrants, as a part of the compensation packages of Mr. Rizzone and his spouse with the Issuer.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) Mr. Rizzone directly owns 1,300 shares (or approximately .01% of the outstanding shares) of Class A Common Stock. Mr. Rizzone is also deemed to be the beneficial owner of an aggregate of 539,975 shares of Class A Common Stock, which he has the current right to purchase under certain options and warrants granted to him from the Issuer, and 8,750 shares of Class A Common Stock, which his spouse has the right to purchase within 60 days under her outstanding options from the Issuer. Assuming the exercise of all such options and warrants, Mr. Rizzone has an aggregate beneficial ownership of approximately 5.2% of the outstanding shares of Class A Common Stock. The following is a summary of certain terms of such options and warrants (certain options and warrants have been aggregated where such terms are similar):

No. of Shares
Underlying                               Exercise
Options/Warrants     Holder            Price Per Share             Exercisability
----------------   ----------          ---------------             --------------
368,500            Mr. Rizzone              $5.8125         Fully exercisable
133,600            Mr. Rizzone               7.375          Fully exercisable*
 15,000            Mr. Rizzone               5.8125         Fully exercisable
 15,000            Mr. Rizzone               5.8125         Not exercisable until all remaining
                                                            outstanding Class E Common Stock are
                                                            converted to Class B Common Stock
 22,875            Mr. Rizzone               3.8125         Fully exercisable
  7,500            His Spouse                3.9375         One-quarter exercisable on each of
                                                            8/23/1996, 1997, 1998 and 1999
 17,000            His Spouse                5.8125         One-quarter exercisable on each of
                                                            6/6/1997, 1998, 1999 and 2000
  3,000            His Spouse                5.8125         One-quarter exercisable on each of
                                                            9/19/1997, 1998, 1999 and 2000
 12,500            His Spouse                5.8125         One-quarter exercisable on each of
                                                            11/21/1997, 1998, 1999 and 2000

----------
* Option grant was subject to stockholder approval of the Issuer's equity incentive plan, the plan under which the option grant was made. The Issuer's stockholders approved the plan on July 29, 1997.

Mr. Rizzone may also be deemed to be the beneficial owner of an aggregate of 147,900 shares of Class B and Class E Common Stock (two-thirds Class B and one-third Class E Common Stock) under options (which are currently exercisable with exercise prices of $4.65 per share) granted to him from the Issuer. When added to his direct and deemed beneficial ownership of Class A Common Stock, and assuming the exercise of all current options and warrants, such additional shares would give Mr. Rizzone approximately 8.0% of the outstanding voting power of the Class A, Class B and Class E Common Stock, taken as a whole.

          (b) Mr. Rizzone possesses the sole power to vote and dispose of the 1,300 shares of Class A Common Stock he currently holds. Until he and his spouse exercise their options and warrants, Mr. Rizzone does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the shares underlying such options and warrants.

          (c) Mr. Rizzone has held the shares, and Mr. Rizzone and his spouse have held the options and warrants, described in Item 5(a) above for more than 60 days. However, one option to purchase 133,600 shares of Class A Common Stock held by Mr. Rizzone was granted subject to stockholder approval of the Issuer's equity incentive plan. On July 29, 1997, Issuer's stockholders approved that plan.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships With Respect
------    --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Not applicable.

                                   SIGNATURE

          After due inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997


                                    /s/ Stephen R. Rizzone
                                    --------------------------------
                                    Stephen R. Rizzone